SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from to .

Commission file number:    333-

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cox Radio, Inc.
1999 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cox Radio, Inc.
1400 Lake Hearn Drive
Atlanta, Georgia 30319

Page Number in This Report
ITEMS 1 AND 2
FINANCIAL STATEMENTS
Independent Auditors’ Report	5
Statement of Net Assets Available for Benefits as of December 31, 2000	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000 and for the Period January 1, 2001 to November 1, 2001 (date of termination)	7
Notes to Financial Statements	8
EXHIBIT
Consent of Deloitte & Touche LLP	10

EXHIBIT INDEX

Exhibit Number

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

COX RADIO, INC.

1999 EMPLOYEE STOCK PURCHASE PLAN

Date: March 29, 2002	/s/ Andrew A. Merdek By:
Andrew A. Merdek
Cox Radio, Inc.
Corporate Secretary

INDEPENDENT AUDITORS’ REPORT

Sponsor and Participants
Cox Radio, Inc.
1999 Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for benefits of the Cox Radio, Inc. 1999 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2000, and the related statements of changes in net assets available for benefits for the period January 1, 2001 to November 1, 2001 (date of termination) and for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the period January 1, 2001 to November 1, 2001 (date of termination) and for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

Atlanta, Georgia
March 22, 2002

COX RADIO, INC.
1999 EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000

2000
ASSET
Receivable from Plan Sponsor	$1,981,203

LIABILITY
Distributions due to Plan participants	(1,981,203)

Net assets available for benefits	$—

See notes to financial statements.

COX RADIO, INC.
1999 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Period Ended January 1, 2001 to November 1, 2001 (Date of Termination)	Year Ended December 31, 2000
ADDITION TO NET ASSETS ATTRIBUTED TO—
Employee contributions	$1,138,309	$1,704,996
Transfer from Plan Sponsor (Note 1)	$2,767,679

Total Additions to Net Assets	$3,905,988	$1,704,996

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to active Plan participants (Note 1)	(2,767,679)
Withdrawals from Plan	(351,833)	(141,774)
Change in distributions due to active Plan participants	(786,476)	(1,563,222)

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS—
Beginning of period	—	—

End of period	$—	$—

See notes to financial statements.

COX RADIO, INC.
1999 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 FOR THE PERIOD JANUARY 1, 2001 TO NOVEMBER 1, 2001 (DATE OF TERMINATION) AND FOR THE YEAR ENDED DECEMBER 31, 2000

1.    PLAN TERMINATION

The Cox Radio Employee Stock Purchase Plan (the “Plan”) was terminated on November 1, 2001. The Plan Sponsor transferred the employee withholdings held by the Plan Sponsor to purchase the shares subscribed. The liability of $2,767,679 for distribution due to active participants at November 1, 2001 was satisfied through the issuance of 172,187 shares of stock and cash payments for fractional shares to 354 active Plan participants.

2.    DESCRIPTION OF PLAN

The Plan was a self-funded contributory stock purchase plan, which provided employees of Cox Radio, Inc. (the “Plan Sponsor”) the option to purchase stock at a discounted price.

On May 19, 2000, the Plan Sponsor effected a three-for-one stock split. The stock split resulted in a decrease in par value of each share, including shares of preferred stock (authorized with no shares currently outstanding), from $1.00 to $0.33 per share. All financial information contained herein has been adjusted to reflect the impact of this stock split.

General—The Plan was adopted by the Plan Sponsor during 1999 to allow eligible employees to purchase Plan Sponsor stock (up to 750,000 shares in the aggregate) at a discounted price. Any regular employee of the Plan Sponsor who was employed by the Plan Sponsor and its subsidiary corporations as of February 1, 1999 or any employee who was employed by a radio station acquired by the Plan Sponsor on or before August 1, 1999 was eligible to participate in the Plan. A “regular employee” means any employee regularly scheduled to work at least 20 hours per week, including any such person on an authorized leave of absence. The purchase price was determined as 85% of the average fair market value of the Plan Sponsor’s stock during the ten trading days ended August 2, 1999, which equaled $16.05. “Fair Market Value” meant the closing prices per share as reflected by composite transactions on the New York Stock Exchange. Employees subscribed to a total of 229,293 shares, which were converted to a dollar equivalent and were withheld from employees’ paychecks from October 1, 1999 to October 31, 2001.

Contributions—Participants’ contributions were limited to $25,000 during the purchase period from October 1, 1999 to October 31, 2001. Contributions were primarily made through automatic payroll deductions.

Distributions—Upon written request, participants could withdraw their total contributions or reduce their contributions prospectively. Distributions were made in either cash or stock, with cash payments for any fractional shares. These two options were also available to an individual whose employment terminates due to death or retirement.

Administrative Expenses—The Compensation Committee of the Board of Directors of the Plan administered the Plan. The expenses of administering the Plan were paid by the Plan Sponsor.

Vesting and Termination—At all times, each Plan participant had a fully vested, nonforfeitable right to his or her contributions to the Plan.

The Plan could have been terminated by the Board of Directors of the Plan Sponsor at any time. Upon such termination, shares of common stock would have been issued to employees as if the Plan were terminated at November 1, 2001.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represented accumulated payroll deductions less amounts disbursed for withdrawals. The liability due to participants represented accumulated payroll deductions to be disbursed to Plan participants for purchase of Plan Sponsor stock.

4.    INCOME TAXES

The right to purchase shares of common stock under the Plan was intended to constitute an option granted by the Plan Sponsor pursuant to an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, be treated in accordance with the provisions thereof.

An employee was not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee’s compensation did not reduce the amount of his or her income for tax purposes.